MERCADO LIBRE, INC
ARIAS3751, 7TH FLOOR
BUENOS AIRES, C1430CRG
ARGENTINA
TEL 011• 5411 • 4640 • 8000
HERNAN KAZAH.
DIRECT DIAL: 011-5411-4640-8004
EMAIL: hernan@mercadolibre.com
March 29, 2011
VIA E- MAIL
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-33647
Dear Ms. Collins:
MercadoLibre, Inc. a Delaware corporation (the “Company,” “we” or “us”), is transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 filed on February 25, 2011 (File No. 001-33647), contained in your comment letter dated March 15, 2011.
For convenience of reference, each Staff comment contained in your March 15, 2011 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2010
Item 1A. Risk Factors
“Political and economic conditions in Venezuela . . .”, page 26
1.
We note your disclosure on page 27 where you state that you requested U.S. dollars at the official exchange rate for the first time for dividend distributions, which is pending approval from the Venezuelan Commission of Foreign Exchange Administration. Please clarify and quantify the restriction this pending approval has on the distribution of your net assets from your Venezuelan operations to either the parent company or your shareholders, if any (see Rule 4-08(e) of Regulation S-X).

Response: We advise the Staff that during 2010 and previous years we were able to obtain U.S. dollars using alternative mechanisms other than the Venezuelan Commission of Foreign Exchange Administration (“CADIVI”). These dollars, obtained at a higher exchange rate than the one offered by CADIVI, and held in balance at U.S. Bank accounts of our Venezuelan subsidiaries, were used for dividend distributions from our Venezuelan subsidiary. As a result, during 2010, lack of CADIVI approval did not restrict our ability to distribute the full amount of our retained earnings as dividends related to fiscal years 2008 ($0.8 million), and 2009 ($1.8 million).
We also plan to distribute dividends related to earnings for fiscal year 2010, in the approximate amount of $4.2 million, using existing cash balances held in the U.S. bank accounts of our Venezuelan subsidiary and to reinvest the additional cash generated by our Venezuelan operations by purchasing our own office space in that country. As disclosed on page 50 and F-19 of our filing, the alternative mechanisms mentioned above are no longer available. The new mechanisms available as a result of the new rules implemented by the Government of Venezuela in June of 2010 imply increased restrictions, which are discussed in our Form 10-K.
Net assets of our Venezuelan subsidiary amount to approximately 8% of our consolidated net assets, and cash and investments of our Venezuelan subsidiary held in local currency in Venezuela amount only to approximately 5% of our consolidated cash and investments.
As a result of the foregoing, we do not expect the current restrictions to have a significant adverse effect on our business plans with regard to our investment in Venezuela.

Beginning with our next quarterly Form 10-Q filing, we will include the description of the above paragraphs and any new significant developments and their relative effect.
2.
In addition, given the risks presented by currency restrictions discussed, as well as concern over whether the official rate is reflective of economic reality, tell us if you considered providing summarized financial information for your Venezuelan operations, including sales, total assets, liabilities and net assets as of the periods presented in either your MD&A or liquidity discussion. In your response, please provide us with balance sheet information for your Venezuelan operations as of December 31, 2010.

Response: We advise the Staff that we provided both the amount of net assets and net revenues for Venezuelan operations. Specifically, on page 50 of our MD&A we provide our Venezuelan net assets and on page 62 and 66 our net revenues appear as one of our operating segments. Venezuelan net revenues also appear on page 77 under the caption “Foreign Currency Risk”. For the 2010 Form 10-K, we did not believe that providing more detailed information relating to our balance sheet for our Venezuelan operations was relevant since, as of the end of fiscal year 2010, our Venezuela operation’s net assets mainly consisted of monetary assets and liabilities relating to the ordinary course of business, except for the goodwill balance which is already disclosed segregated by geography in our financial statements. However, in future filings (beginning in the first quarter of 2011), we will include the detail of total assets and total liabilities to complement the information we already disclose for our Venezuelan operations as disclosed below.
The following table sets forth the Venezuelan Assets, Liabilities, Net Assets and Net Revenues for the three years ended December 31, 2010.

	December 31,
	2010	2009	2008
Venezuelan operations
Net Revenues	20,885,541	27,331,095	23,123,837
Assets	21,928,340	15,471,344	34,251,432
Liabilities	(8,212,581)	(6,557,337)	(12,366,560)
Net Assets	13,715,759	8,914,007	21,884,872
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies and Estimates
Accounting for Income Taxes, page 61
3.
Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response: As disclosed on page 65 of our Form 10-K for the Fiscal Year Ended December 31, 2010, our effective income tax rate is defined as the provision for income taxes (net of charges related to dividend distribution from foreign subsidiaries which are offset with domestic foreign tax credits) as a percentage of pre-tax income. The effective income tax rate excludes the effects of the deferred income tax and of the Mexican tax called “Impuesto Empresarial a Tasa Única” (“IETU”).
The following table sets forth our effective income tax rate related to our main locations as of December 31, 2010

	Argentina	Brazil	Mexico	Venezuela
Effective Income Tax rate	18.2%	31.9%	33.9%	41.9%
As disclosed on page F-21 of our 2010 Financial Statements, the Company’s Argentine subsidiary is a beneficiary of a software development law granting it a relief of 60% of total income tax determined in each year. Mainly for that reason, as of December 31, 2010, our Argentine operation’s effective income tax rate of 18.2% is currently lower than the local statutory rate of 35%. If the Company had not been granted the Argentine tax holiday, the Company would have pursued an alternative tax planning strategy and, therefore, the impact of not having this particular benefit could result in a higher effective tax rate in Argentina, but not necessarily in a 35% effective tax rate.

As of December 31, 2010, our Brazilian effective income tax rate is lower than the local statutory rate of 34% mainly because of the business reorganization generated as part of our tax planning strategy, which permitted us to use tax loss carryforwards in that country.
As of December 31, 2010, our Mexican and Venezuelan effective income tax rates are higher than the local statutory rate of 30% and 34%, respectively, mainly because of variations in both temporary and permanent tax differences.
Our effective tax rate reflects the tax effect of significant operations outside the United States, which are generally taxed at rates lower than the U.S. statutory rate of 35 percent, especially in the case of Argentina, where we have significant operations with an effective tax rate of approximately 18%. A future change in the mix of pretax income from these various tax jurisdictions would impact the Company’s periodic effective tax rate.
In connection with the relationship between the foreign and domestic income tax rate, we do not expect it to have a significant impact in the domestic effective income tax rate related to dividend distributions from foreign subsidiaries since our strategy is to reinvest our cash surplus in our international operations, and to distribute dividends when they can be offset with available tax credits.
In future filings (beginning in the first quarter of 2011) we will include in our MD&A quantitative disclosure related to the individual effective income tax rate of our main operations and the above explanations relating to the countries that have a significant impact on our effective tax rate and how potential changes in such countries’ operations may impact our results of operations.
We advise the Staff that we have not entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions.

Liquidity and Capital Resources, page 71
4.
You indicate on page F-48 that some of your non-U.S. subsidiaries’ undistributed earnings are intended to be indefinitely reinvested in your international operations and potential acquisitions related to those operations. Please clarify and disclose in future filings what portion of the $45.6 million in total non-U.S. subsidiaries’ undistributed earnings are considered to be indefinitely reinvested. If it is material to your operations, tell us your consideration to disclose the amount of cash and investments that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response: We estimate that the portion of undistributed earnings to be indefinitely reinvested in our international operations and in potential acquisitions amounts to approximately $19.5 million. In future filings we will disclose the undistributed earnings that we plan to reinvest indefinitely in our business.
As of December 31, 2010, cash and investments of foreign subsidiaries amount to $114.5 million or 81.2% of our consolidated cash and investments and approximately 55% of consolidated cash and investments are held outside the U.S., mostly in Brazil.
Our strategy is to reinvest our undistributed earnings of our foreign operations in those operations and to distribute dividends when they can be offset with available tax credits.
In addition, we advise the Staff that we do not expect a material impact in any repatriation of undistributed earnings of foreign subsidiaries on our operations since the taxable domestic gains generated by any dividend distributions will be mostly offset with foreign tax credits that arise from income tax paid in our foreign operations, which we are allowed to compute for domestic income tax purposes.
We will disclose in future filings the above paragraphs.
Item 15. Exhibits and Financial Statement Schedules
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-16
5.
We note that you earn revenue from various fees, such as listing and optional fees (upfront fees), final value fees, and on-line payment fees in certain instances. Please provide us with and tell us how you considered disclosing your accounting policy for recognizing revenue for multiple element arrangements pursuant to ASC 605-25-50.

Response: We generate revenues for different services that we provide. When more than one service is included in one single arrangement with the customer, we recognize revenue according to multiple element arrangements accounting, distinguishing between each of the services provided and allocating revenues based on their respective fair value. Those services are separately recognized as revenue according to the criteria described for each type of services on page F-16. The most common case of multiple element arrangement includes two services in a single agreement. Due to the nature of our services and the short-term duration of these agreements (typically with term of up to 2 months), the timing of delivery of both services generally coincides so the effect of such segregation has not been significant. Considering that, from time to time, we may implement new forms of arrangements with our customers, we will start including in our filing for the period ended March 31, 2011 an explanation of our multiple element arrangement accounting.
Highly Inflationary status in Venezuela, page F-20
6.
We note that the Company accounted for its Venezuela operations as highly inflationary beginning on January 1, 2010 in accordance with ASC 830-30-S99. Please tell us the differences, if any, between the amounts reported for financial reporting purposes versus the underlying U.S. dollar denominated values for each relevant line item while using the parallel rates. Additionally, please tell us if such amounts were recognized through the income statement or the cumulative translation adjustment and how you determined this classification was appropriate. To the extent this information is material, tell us how you considered disclosing it pursuant to the disclosure guidance in ASC 830-30-S99.

Response: We advise the Staff that, as described on page F-18 of our consolidated financial statements, the assets, liabilities, income and expense accounts of our Venezuelan subsidiaries were translated at the official rate of 2.15 “Bolívares Fuertes” per US dollar up to September 30, 2009.
Furthermore, U.S. dollar assets and liabilities maintained by the Venezuelan subsidiaries were first re-measured into the functional currency “Bolívares Fuertes” at a parallel exchange rate, and then translated into the reporting currency at the official exchange rate of 2.15 “Bolívares Fuertes” per US Dollars.
As a result of using the official rate to translate U.S. dollar denominated values of the Venezuelan subsidiaries through September 30, 2009, the increase in the value of assets was recorded in the “Other non-current assets” line by crediting Other Comprehensive Income.

As disclosed on page 49 of our Form 10-K for the Fiscal Year Ended December 31, 2010, developments in Venezuela during 2009 led us, as of the fourth quarter of 2009, to start using the parallel exchange rate rather than the official exchange rate to translate our Venezuelan financial statements. Consequently, during the fourth quarter of 2009, while using the parallel exchange rate for translation purposes, there were no differences between the re-measurement and translation of the underlying U.S. dollar denominated values of our Venezuelan subsidiaries. For this reason, the abovementioned cumulative adjustment included in Other Comprehensive Income (amounting to $16,977,276 as disclosed on page F-18 of the consolidated financial statements included in our Form 10-K for the Fiscal Year Ended December 31, 2010) was reversed to that same account, with no effect on net income.
As of January 1, 2010, the Company transitioned its Venezuelan operations to highly inflationary status, changing its functional currency to US Dollars. This is explained in note 2 to the consolidated financial statements included in our Form 10-K for the Fiscal Year Ended December 31, 2010,
The matter discussed in the prior paragraphs did not have any effect on the net income amount reported for fiscal year 2010 and the effect of the re-measurement of Venezuelan foreign currency assets and liabilities as of January 1, 2010 to December 31, 2010 was charged to income as required by ASC 830.
Note 8. Fair Value Measurement of Assets and Liabilities, page F-40
7.	For your available for sale securities with gross unrealized loss positions, please tell us how you considered providing all of the disclosures required by ASC 320-10-50-6(b).
Response: We advise the Staff that we included a footnote under the table on page F-40, mentioning that the unrealized loss position is for less than six months, to better allow users of our consolidated financial statement to understand the nature of temporary impairments on our investments. To complement the above-mentioned disclosure, we advise the Staff that unrealized losses from domestic and international securities are due to variations in the market price of these securities. In addition, these investments do not have any impairment indicator such us:

•	A significant deterioration in the earnings performance, credit rating, asset quality, or a known default of the investee
•	A significant adverse change in the regulatory, economic, or technological environment of the investee
•	A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates
Based on the nature and investment rating of these investments, and our evaluation of available information, management does not believe any remaining unrealized losses represent other-than-temporary impairments.
In future filings we will provide additional disclosure about our conclusion of the impairment analysis, as described in the previous paragraph.
Note 14. Income Taxes, page F-46
8.	Tell us how you considered disclosing the amounts and expiration dates of operating loss and tax credit carry-forwards for tax purposes pursuant to ASC 740-10-50-3(a).
Response: We advise the Staff that we disclose, on page F-48, the amounts and expiration dates of operating loss carryforwards for tax purposes as follows:
As of December 31, 2010, consolidated loss carryforwards for income tax purposes were $30,280,691. If not utilized, tax loss carryforwards will begin to expire as follows:

2011	$67
2012	48
2013	1,217,408
2014	1,729,138
Thereafter	27,334,030

Total	$30,280,691

In addition, as of December 31, 2010 we had $2.8 million of tax credit carryforwards that we estimate will be fully used in 2012. These tax credit carryforwards expire in 2020. In future filings we will disclose the amount of foreign tax credit carryforwards and the estimated year when they will be used.
9.
We also note that you reversed $4.6 million and $4.1 million of your deferred tax asset valuation allowance in fiscal 2010 and 2009, respectively. Please describe in further detail the tax planning strategies you implemented during both of these years to more efficiently use your accumulated tax loss carry-forward credits from acquired companies.

Response: We advise the Staff that during 2009 we implemented business reorganizations in Mexico, Brazil and Colombia which enabled us to recover tax loss carryforwards of $1.2 million, $1.0 million and $0.4 million, respectively. In addition through dividends received from foreign subsidiaries, we generated taxable income in the U.S. allowing us to reverse a domestic valuation allowance for $1.4 million.
During 2010 we implemented business reorganizations in Brazil, which enabled us to recover tax loss carryforwards and other deferred tax assets for a total amount of $4.6 million.
If applicable, in future filings (beginning in the first quarter of 2011), we will include additional disclosure in our MD&A about our implemented tax planning strategies.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•
staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact our General Counsel, Jacobo Cohen Imach at 011 5411 4640 8030, jcimach@mercadolibre.com. We look forward to working with you on these matters.

Sincerely,
/s/ Hernán Kazah
Hernán Kazah

cc:	Christine Davis Melissa Feider Jacobo Cohen Imach Hernán Kazah Jan Woo Katherine Wray